P.E. 1/25/02

02011843

333-4918

CONFORMED COPY

RECD S.E.C.
JAN 25 2002
1086

FORM 6-K

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13a-16 or 15d-16 OF THE SECURITIES EXCHANGE ACT OF 1934

FOR JANUARY 25, 2002

PROCESSED
FEB 01 2002
THOMSON
FINANCIAL

BBVA BANCO BHIF

(Exact name of Registrant as specified in its charter)

Huerfanos 1234
Santiago, Chile
(Address of principal executive offices)

[Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F:]

FORM 20-F X FORM 40-F ___

[Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to rule 12g3-2(b) under the Securities Exchange Act of 1934.]

YES ___ NO X

[If "Yes " is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):] Not applicable

BBVA BANCO BHIF

TABLE OF CONTENTS

January 24, 2002.

Enrique Marshall R.
Superintendent of Banks and
Financial Institutions

Dear Sir,

In complying with the instructions issued by the Superintendency and in accordance with current legal requirements, I inform you that, at an ordinary meeting of the Board of Directors of BBVA Banco BHIF, held on January 23, 2002, the resignation of General Manager Carlos Senent (Sales) was accepted and his replacement as General Manager, the undersigning Ramón María Monell (Valls), was appointed.

This event constitutes material information in regard to the Banking Institution, which will be made public through notice to be published in the Journal "La Nación" as soon as possible and will be relayed to the Stock Exchanges in letters to be dispatched with the same date.

Once the corresponding publication is effected, I will send you two photostatic copies of it, in accordance with current legislation and of the instructions issued by the Controlling Body.

Yours truly,

BBVA Banco BHIF

Ramón María Monell V.
General Manager.

January 25, 2002.

Bolsa de Comercio de Santiago
Bolsa de Valores

Dear Sir,

In complying with current legal requirements, I inform you that, at an ordinary meeting of the Board of Directors of BBVA Banco BHIF, held on January 23, 2002, the resignation of General Manager Carlos Senent (Sales) was accepted and his replacement as General Manager, the undersigning Ramón María Monell (Valls), was appointed.

This event constitutes material information in regard to the Banking Institution, which will be made public through notice to be published in the Journal "La Nación" as soon as possible.

Once the corresponding publication is effected, I will send you two photostatic copies of it.

Yours truly,

BBVA Banco BHIF

Ramón María Monell V.
General Manager.

January 25, 2002.

Bolsa de Corredores
Bolsa de Valores

Dear Sir,

In complying with current legal requirements, I inform you that, at an ordinary meeting of the Board of Directors of BBVA Banco BHIF, held on January 23, 2002, the resignation of General Manager Carlos Senent (Sales) was accepted and his replacement as General Manager, the undersigning Ramón María Monell (Valls), was appointed.

This event constitutes material information in regard to the Banking Institution, which will be made public through notice to be published in the Journal "La Nación" as soon as possible.

Once the corresponding publication is effected, I will send you two photostatic copies of it.

Yours truly,

BBVA Banco BHIF

Ramón María Monell V.
General Manager.

January 25, 2002.

Bolsa Electrónica de Chile
Bolsa de Valores

Dear Sir,

In complying with current legal requirements, I inform you that, at an ordinary meeting of the Board of Directors of BBVA Banco BHIF, held on January 23, 2002, the resignation of General Manager Carlos Senent (Sales) was accepted and his replacement as General Manager, the undersigning Ramón María Monell (Valls), was appointed.

This event constitutes material information in regard to the Banking Institution, which will be made public through notice to be published in the Journal "La Nación" as soon as possible.

Once the corresponding publication is effected, I will send you two photostatic copies of it.

Yours truly,

BBVA Banco BHIF

Ramón María Monell V.
General Manager.

BBVA BANCO BHIF

MATERIAL EVENT

BBVA Banco BHIF informs its distinguished clients and the general public that at an ordinary meeting of the Board of Directors held on January 23, 2002 the resignation of General Manager Carlos Senent (Sales) was accepted and his replacement as General Manager, Ramón María Monell (Valls), was appointed.

This notification refers to material events at the Bank and is effected considering Articles 9 and 10 of Law 18.045 and in Article 44 of the General Banking Law.

GENERAL MANAGER

BBVA BANCO BHIF

HECHO ESENCIAL

El BBVA Banco BHIF informa a su distinguida clientela y al público en general que en sesión ordinaria de directorio, celebrada con fecha 23 de Enero de 2002 se acordó aceptar la renuncia presentada a contar de dicha fecha por el Gerente General don Carlos Senent Sales y nombrar en su reemplazo como Gerente General a don Ramón María Monell Valls.

Esta publicación da cuenta de hechos esenciales en la situación del Banco y se efectúa en virtud de lo dispuesto en los artículos 9 y 10 de la Ley 18.045 y en el artículo 44 de la Ley General de Bancos.

EL GERENTE GENERAL

SIGNATURE PAGE

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant had duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

BBVA BANCO BHIF

Dated: January 25, 2002

By: /s/ Carlos Senent Sales
Name: Carlos Senent Sales
Title: Chief Executive Officer